                                                              Exhibit 16(c)(3)


[Tucker Anthony Sutro
Capital Markets
Letterhead]

February 15, 2001

Mr. Greg Benning
Adams Harkness & Hill
Via: Email
GBENNING@AHH.com

Dear Greg:

Thank you for your time on the phone Wednesday. I enjoyed, as only an Investment Banker would, our debate on the analyses underlying our positions with regard to the fairness of Aaron Spencer's ("Aaron" or "Controlling Shareholder") proposed buyout of the remaining minority interest shareholders ("Minority Shareholders") or ("Minority Buyout Transaction") of UNO Restaurant Corporation ("UNO" or "the Company"). Tucker Anthony understands that the preparation of a Fairness Opinion is a complex process and is not susceptible to partial analysis or broad summary. We appreciate the role of Adams Harkness & Hill ("AHH") in this process and understand that you are to provide guidance to the Special Committee as to the range of values which would allow your firm to issue an opinion which states that the consideration to be received by the Minority Shareholders is fair from a financial point of view.

Aaron has asked us to analyze the current situation, perform whatever financial analyses we deem appropriate and provide guidance as to a range of values we would consider reasonable and fair under the circumstances. Aaron asked me to share a summary of our analyses and our conclusions with you. The following is a summary of the material financial analyses performed by Tucker Anthony in connection with the guidance we provided to Aaron. We have also included our thoughts as to which analyses and factors are more relevant to the situation and should be given more consideration. We share these thoughts with you as a second point of reference as you provide guidance to the Special Committee.

All of the basic methods used to value an entire enterprise could bear on the value of minority interests in a Minority Buyout Transaction. However, our experience and study reveal a bias to give more relative weight to certain valuation factors over others as a starting point for valuing minority interests in a Minority Buyout Transaction. Perhaps the simplest and most straightforward approach is by direct comparison with other sales of minority interests.

I.  DIRECT COMPARISONS APPROACH

The four material financial analyses involving direct comparison with other minority interest transactions include:

         (1)      Historical Stock Trading Analysis of UNO
         (2)      Comparable Minority Buyout Transaction Analysis
         (3)      Comparable Companies Trading Analysis
         (4)      Precedent Acquisition Analysis

The HISTORICAL STOCK TRADING ANALYSIS, as evidenced by the attachment to this letter, provides clear evidence of the market valuation of a minority interest in UNO. The presence of Aaron's controlling interest has been present during the entire five year period detailed on the attachment and, except for the 12 month period where the market had been given information that a more aggressive growth plan funded partially with a new equity offering, the market had efficiently digested the fundamentals of a minority interest in UNO's common stock. The failure of the equity offering and disclosure that a return to more moderate growth returned the stock to its historical trading levels.

Based on historical earnings results, (the information available to the Minority Shareholders) rather than projections, and the continuation of Aaron's controlling interest, it appears most likely that the minority shares will trade in the adjusted historical range of $5.23 per share to $8.65 per share with a mean of $6.51 per share. It is our belief that price range appropriately reflects the value of UNO as an entire enterprise adjusted for two significant factors relevant to the Minority Shareholders; the "minority discount" and the "liquidity discount". In addition, evidence shows that much of the transaction volume above the mean, except for the period of announced aggressive growth, was supported primarily by the Company's repurchases of common stock.

The COMPARABLE MINORITY BUYOUT TRANSACTION ANALYSIS reviewed the premiums paid for Remaining Minority Interest Acquisitions in two categories: 1) stocks trading under $10 per share and 2) stocks trading over $10 per share. The 26 transactions under $10 per share reveal a range of value for UNO's Minority Shareholders of $6.01 per share to $12.72 per share with a median of $9.12 per share based on the premium paid over the price one week prior to announcement. The over $10 per share study revealed a range of value for UNO's Minority Shareholders of $5.36 per share to $11.27 per share and a median of $7.60 per share. It is our belief that the one week prior data is most appropriate since it more fully reflects the new information available to the market versus the one month prior data and is more absent of speculation than the one day prior data.

The combination of the two analyses above provide the strongest evidence for valuing minority interests in a Minority Buyout Transaction as they are the analyses most directly comparable to the current position of the Minority Shareholders. The acquisition of a minority interest in a Minority Buyout Transaction is accomplished with a premium to the trading value (as discussed above) applicable to the removal of the liquidity discount, but not applicable to the removal of the minority discount. In other words, no control premium is owed to the minority interests in Minority Buyout Transactions.

Consequently, the single strongest proxy for appropriate value for the Minority Shareholders is UNO's historical trading values plus the premiums paid in other similar transactions. Aaron's original offer of $8.75 plus or minus 10% would appear reasonable based on historical and expected trading values of approximately $6.25 - $6.50 per share plus a premium between 30% and 50%.

The COMPARABLE COMPANIES TRADING VALUE ANALYSIS provided a wide range of potential outcomes for the valuation of a Minority Buyout Transaction. The small capitalization casual dining restaurant companies (market capitalization of $300 million to $1.2 billion) provides some guidance but should be considered somewhat irrelevant given the presence of a much lower liquidity discount and the evidence of significantly higher growth rates historically and prospectively versus UNO. The micro-capitalization casual restaurant companies index (5 companies with market capitalizations between $20 million and $130 million) is a much closer direct comparable to UNO. UNO falls within this range of value, but has historically traded at a discount to the means and medians of this group despite margins and performance which have been greater than the means and medians. Given the historical discount to the mean, Aaron's offer of $8.75 per share to the Minority Shareholders falls in the range of values for the Microcap Restaurants plus a premium for the removal of the liquidity discount.

A fourth analysis involving direct comparison with other transactions is the PRECEDENT ACQUISITION ANALYSIS which calculates the implied value per share of UNO stock based on several financial multiples or ratios derived from a universe of comparable casual dining restaurant acquisitions involving a change of control. Aaron's proposed transaction falls in the valuation range disclosed in our exhibit, but we did not give much weighting to these results since Aaron's proposed transaction is not a "change of control" transaction and thus not directly comparable with any of the transactions in our data.

II. BOTTOMS-UP VALUATION APPROACH

A second approach to valuation is the "bottom up" approach based upon the discounted future returns the stockholder may expect to realize through dividends and or liquidation of the interests at some future date. Tucker Anthony performed two analyses that apply this concept of valuation; 1) Discounted Cash Flow ("DCF") and 2) Leverage Buyout Analysis ("LBO"). In both cases we referred to UNO's five-year projections supplied to AHH and its prospective financial institutions, without adjustment.

Our discount rate for the DISCOUNTED CASH FLOW APPROACH was built from CAPM with an upward adjustment for the risk of owning a micro capitalization stock. We did not give much weighting to this analysis since it was based on projections supplied by the Controlling Shareholders that included rates of growth and margins that are generally greater than the historical evidence and we believe a Minority Shareholder would not be in a position to assume any of the positive changes the existing Controlling Shareholder would contemplate. We did not perform our own projections, but we believe, based upon historical results, the projections supplied to AHH should be considered an optimistic case rather than a more normalized base case.

The LEVERAGED BUYOUT ANALYSIS utilized our knowledge of the available debt financing for transactions of this type supported by information provided by Saunders Karp & Megrue, a noted expert in leveraged buyouts of restaurant companies. We further utilized our knowledge of the expected rates of return for the equity in LBO transactions. Combined with the projections discussed above the range of implied equity value was $9.00 to $10.50 per share. We did not give much weighting to this analysis given that expected rates of return for equity in these transactions includes control, thus is not comparable to Aaron's proposed transaction.

III. CONCLUSION

It is our position, and it is supported by many valuation experts, that the Direct Comparison Approach is the more appropriate method for valuing publicly traded minority interests. This method does not require the determination of an enterprise value, which may include a control premium such as the LBO described above. There are numerous supports for the valuation of a minority interest based upon a comparison with stocks of comparative public companies. This method incurs a far less degree of error in the base, thus providing a more accurate analysis when applying adjustments such as liquidity discounts.

Greg, the analytical summary above is intended to partially describe why we believe Aaron Spencer is pursuing the proposed acquisition of the Minority Shareholders in a manner which should be viewed as fair from a financial point of view. His original offer of $8.75 per share was quite reasonable and I know that in the course of his arm's length negotiations with the Special Committee he has agreed to raise his bid to $9.00 per share. I know he is willing to raise his bid to $9.50 per share which we believe represents a fair price to the Minority Shareholders.

I know there are numerous other factors to consider which we have not described in this letter, but I hope your own complete analysis will allow you to give guidance to the Special Committee that the Minority Shareholders are receiving a fair price at a value of $9.50 per share. I truly believe that is a far superior result for the Minority Shareholders than a return to their position as Minority Shareholders of a closely held micro capitalization restaurant stock.

Good luck in your counsel to the Special Committee. Please call if you care to discuss this matter further. I look forward to a successful conclusion to this transaction.

Best regards,

/s/ William C. Sinton
William C. Sinton
Managing Director



cc: Bob Vincent
    Gus Alexander

EXHIBIT A.  VALUATION SUMMARY

                                                                            IMPLIED PURCHASE
                                                                           PRICE PER SHARE ($)
                                                                -------------------------------------
                                                                   LOW          MEDIAN          HIGH
                                                                -------------------------------------
Remaining Minority Interest (Under $10 per share)
    One Week Premia                                             $ 6.01         $ 9.12          $12.72
    One Month Premia                                              7.16          10.57           13.63

Remaining Minority Interest (Over $10 per share)
    One Week Premia                                               5.36           7.60           11.27
    One Month Premia                                              4.05           8.76           13.29

Precedent Acquisition Analysis
    Sales                                                         6.53          15.81           28.00
    EBITDA                                                        6.14          13.81           24.79
    EBIT                                                          5.91          16.02           29.90
    One Week Premia                                               6.58           7.64           10.39
    One Month Premia                                              7.16           8.63           11.99

Discounted Cash Flow Model                                       10.57              -           16.40

Leveraged Buyout                                                  9.00              -           10.50

Comparable Companies Trading Value
  Small-Cap Companies
       Sales                                                     22.18           26.92          56.20
       EBITDA                                                    13.75           18.95          50.25
       EBIT                                                       8.87           14.19          39.30
  Micro-Cap Companies
       Sales                                                      5.39           10.16          15.23
       EBITDA                                                     5.60           14.27          17.57
       EBIT                                                       4.86            14.1          15.16

               [CHART DEPICTING IMPLIED PURCHASE PRICE PER SHARE]

EXHIBIT B.  FIVE YEAR PRICE VOLUME PERFORMANCE

               [CHART DEPICTING FIVE YEAR PRICE VOLUME PERFORMANCE
                   FROM FEBRUARY 14, 1996 TO FEBRUARY 12, 2001]